nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

November 25, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:	Donald Field

Re:	nycaMedia, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 20, 2011 File No. 333-176720

Dear Mr. Field:

On behalf of nycaMedia, Inc., a Nevada corporation (the “Company”), and in response to your letter dated November 4, 2011, regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (“Form S-1”) filed October 20, 2011 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 2 to Form S-1 (“Amendment No. 2”) on or about the date of this letter.   As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Registration Statement Cover Page

1.	We note your response to our prior comment one. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a).

Response: The Company has revised its disclosure to indicate that it is registering under Rule 457(a).

Prospectus Cover Page

2.
We note your response to our prior comment two and reissue in part. Please revise the first paragraph to delete the last sentence and the associated bullet points, as it is not responsive to Item 501 of Regulation S-K. Instead revise the first paragraph of the Plan of Distribution section on page 13 to clarify any reasons why subscriptions may be rejected by the company. To the extent the reasons discussed in the deleted bullet points are retained, please explain to us how your management will make these determinations. In this regard, we note that the form of subscription agreement does not address these points.

Response: The Company has revised the first paragraph to delete the last sentence and the associated bullet points.  Additionally, the Company has revised the first paragraph of the Plan of Distribution section on page 13 to clarify that subscriptions may be accepted or rejected for any reason or for no reason.  The reasons discussed in the deleted bullet points have not been retained.  Additionally, the Company has revised the form of its subscription agreement to indicate that subscriptions may be accepted or rejected for any reason or for no reason.

Prospectus Summary, page 4

Our Business, page 4

3.
We note your response to our prior comment seven and reissue in part. Please revise to discuss in greater detail the steps you have taken to date to become an operating company. We also note your disclosure in the fourth paragraph that you hope to grow beyond your current operations and provide more creative design, advertising and installation services. Please revise to briefly discuss the time frame for implementing these future plans, the steps involved, and any obstacles involved before you can commence the planned operations.  In this discussion, please also address your estimated use of proceeds.

Response: The Company has revised its disclosure to discuss in greater detail the steps it has taken to date to become an operating company.  Additionally, the Company has revised its disclosure to briefly discuss the time frame for implementing future plans, the steps involved, and any obstacles involved before it can commence the planned operations.  Additionally, in this discussion, the Company discloses that it will not need proceeds from this offering to commence the planned operations with respect to installation services.

4.	Please include disclosure in the summary to indicate that you use contractors to provide print services to your customers, as you have disclosed in your Description of Business section.

Response:  The Company has revised its disclosure to indicate that it uses contractors to provide print services to its customers.

5.
Please revise the fourth paragraph to add balancing language that there is no guarantee that you will be able to establish a relationship with an installation partner in order to expand your operations nationally.

Response: The Company has revised its disclosure to add balancing language that there is no guarantee that it will be able to establish a relationship with an installation partner in order to expand its operations nationally.

6.
We note your disclosure in the fifth paragraph that you need a minimum of $50,000 to operate for the next six months. After subtracting offering expenses of $15,000, only $35,000 remains which does not appear to cover six months of your expenses using your anticipated post-offering burn rate of $10,000 per month. We note similar discrepancies with your 12 month calculations. Please revise and reconcile each set of calculations accordingly.

Response: The Company has revised its disclosure to provide that it will need a minimum of $125,000 to operate for the next six months.  After subtracting offering expenses of $15,000, the Company will have enough funds remaining to cover six months of expenses using the Company’s anticipated post-offering burn rate of $10,000 per month.  Additionally, the Company has revised its disclosure in its 12 month calculations to provide that it will need a minimum of $250,000 to operate for the next twelve months.   Accordingly, the Company has revised and reconciled each set of calculations.

Risk Factors, page 6

We may not be able to further implement our business strategy, page 6

7.
We note your disclosure in the first and second sentences that you need minimum proceeds of $50,000 from this offering and that such amount will be sufficient to pay for the expenses of this offering and to conduct your proposed business activities. Please revise to clarify that such amount will only fund your proposed business activities for the next six months. Please also revise to disclose the amount necessary to fund your proposed business activities for the next 12 months. Please also revise the first risk factor on page 7 accordingly.

Response: The Company has revised its disclosure to clarify that it needs minimum proceeds of $125,000 from this offering and such amount will be sufficient to pay for the expenses of this offering and to conduct its proposed business activities.  Additionally, the Company has revised its disclosure to clarify that $125,000 will only fund its proposed business activities for the next six months.  The Company has revised to disclose that $250,000 will be necessary to fund its operations for the next 12 months.  Additionally, the Company has revised the first risk factor on page 7 accordingly.

Use of Proceeds, page 11

8.
We note your disclosure in the second risk factor on page 8 that you anticipate public company reporting costs of $25,000 per year. We also note your disclosure that the amounts allocated to “working capital” will be used to pay general administrative expenses, legal expenses and accounting expenses for the next 12 months. Please revise to separately detail public company reporting costs and revised the last paragraph accordingly.

Response: The Company has revised its disclosure to indicate that public company reporting costs of $25,000 per year are included as an amount allocated to “working capital.”  The Company has revised its disclosure to separately detail public company reporting costs and revised the last paragraph accordingly.

9.	Please confirm that your anticipated post-offering burn rate of $10,000 per month factors in your anticipated public company reporting costs of $25,000 per year.

Response: The Company has revised its disclosure to confirm that its anticipated post-offering burn rate of $10,000 per month factors in the Company’s anticipated public company reporting costs of $25,000 per year.

Description of Business, page 17

Our Business, page 17

10.
We note your response to our prior comment 21 and reissue. Please revise here and in the Our Business section on page 4 to provide a clear picture of your business and current operations at the time of effectiveness so that investors may evaluate your business plan. In this regard, we note your current operations appear to be focused on providing various advertising services to include printing, design and installation services. We also note that you provide a number of other services within each major service category of printing, design and installation. Please revise to describe in greater detail each principle service and your current operations within each service. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Response: The Company has revised its disclosure here and in the Our Business section on page 4 to provide a clear picture of the Company’s business and current operations at the time of effectiveness. Additionally, the Company has revised its disclosure to describe in greater detail each principle service and its current operations within each service.  To the extent that the Company discusses future business plans here, the Company has revised the discussion to include a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before it can commence the planned operations. Additionally, the Company has disclosed that it will not need financing from this offering to commence the planned operations with respect to installation services.

11.
We note that a majority of your services appear to be supplied by third-party contractors. In your discussion of each principle service, please revise to discuss, if true, your dependence on third-party contractors to include identifying any principal contractor. Please also revise to discuss the terms and conditions of a typical contractor arrangement to include typical rates, fees, and costs. Please include enough detail so that investors can get a better understanding of how you generate revenue given that a majority of your services appear to be provided by third-party contractors. To the extent practicable, please include an estimate of the percentage of services provided by third-party contractors. To the extent your operations are dependent on third-party contractors, please revise to include a risk factor to discuss such dependence. Please also advise whether third-party contractor availability and performance are also material risks based upon your business and current operations.

Response: The Company has revised its disclosure to discuss its dependence on third-party contractors. The Company does not utilize a principal contractor but rather works with a number of contactors each with a different specialty which together with the knowledge and expertise of the Company’s management provides the services that the Company provides to its clients. Additionally, the Company has revised its disclosure to specific that the terms and conditions of each contractor arrangement vary on a project by project basis and, therefore, there is no typical arrangement as to rates, fees and costs with any of the contractor’s utilized by the Comapny.  In addition, because each project performed by the Company for its customers utilizes a different percentage of contractor services, it is not practicable for the Company to estimate the percentage of services provided by third-party contractors on an overall basis.  The Company has added a risk factor on page 9 to discuss its dependence on third-party contractors.  Additionally, the Company advises that third-party contractor availability and performance are material risks based upon its business and current operations.

12.	In this regard, please also revise to clarify services provided on your premises or by your officers, if any. Please clarify what your company does versus what is contracted out.

Response: The Company has revised its disclosure to clarify services provided on the Company’s premises or by its officers, specifically that the conceptual design, pre-press and production management for each project is provided by Michael Hawks on the Company’s premises.  Additionally, the Company has revised its disclosure to clarify that the Company provides conceptual design, pre-press and production management for each project utilizing the print services of various outside contractors.

13.
We note your response to our prior comment 23 and reissue. Please revise the fifth through ninth paragraphs to include a more detailed plan of operations for the next 12 months. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations.

Response: The Company has revised the fifth through ninth paragraphs to include a more detailed plan of operations for the next 12 months. In the discussion of the Company’s plan of operations, the Company has balanced the discussion by including specific information regarding each material event or proposed step required to pursue its planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in its plan of operations.

14.
We note your response to our prior comment 24 and reissue. In this section, please also provide more detail about how the proceeds of this offering will be used in regards to your future plans if you raise 10%, 25%, 50%, 75%, or 100% of the offering. In this regard, please discuss the material differences with respect to the use of proceeds under each funding scenario. We note that the main differences between each funding scenario appear to be the amounts allocated to the hiring of employees and contractors and to working capital.

Response:  The Company has revised its disclosure to provide more detail about how the proceeds of this offering will be used in regards to the Company’s future plans if it raises 10%, 25%, 50%, 75%, or 100% of the offering.  Additionally, the Company revised its disclosure to specify the material differences with respect to the use of proceeds under each funding scenario.  The Company has also revised its disclosure to specify the main difference between each funding scenario is the amounts allocated to the hiring of employees and contractors and to working capital.

Management’s Discussion and Analysis of Financial Condition, page 19

Liquidity and Capital Resources, page 23

15.
We note your response to our prior comment 30 and reissue in part. We note your disclosure in this section that you need a minimum of $50,000 and $125,000 to pay for the expenses of this offering and to conduct your proposed business activities for the next six and 12 months, respectively. We note that the above amounts do not appear to factor in existing near term or long term liabilities. For example, we note that you have two outstanding promissory notes in an aggregate amount of $17,500 issued to Mr. Hawks which are both payable on demand. Please confirm that disclosed near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements include all financing requirements which are necessary to continue operations and to implement your plan of operations.

Response:   The Company has revised its disclosure to state that it needs a minimum of $125,000 and $250,000 to pay for the expenses of this offering and to conduct its proposed business activities for the next six and 12 months, respectively. These revised amounts factor in existing near term and long term liabilities as of September 30, 2011.  The Company has disclosed the $5,000 note payable to Michael Hawks entered into on June 6, 2011 as a short term liability as of September 30, 2011.  The remaining loans ($12,500 and $5,000, entered into with Mr. Hawks on October 13, 2011 and November 9, 2011, respectively) occurred after September 30, 2011, the end of the reporting period.  The Company confirms that disclosed near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements include all financing requirements which are necessary to continue operations and to implement the Company’s plan of operations.

16.
Please revise to discuss in greater detail the “on demand” nature of the two outstanding promissory notes, how you anticipate repaying such notes, the anticipated timing of any repayment, and the impact on the company if funding cannot be obtained. In this regard, we note your disclosure in the Use of Proceeds section on page 11 that no offering proceeds will be used to repay Mr. Hawks for previously incurred expenses. Please revise this section and the Use of Proceeds section on page 11 to clarify whether any offering proceeds will be used to repay these two outstanding promissory notes. If any offering proceeds will be used in such manner, please update the use of proceeds tables on page 11 accordingly.

Response:  The Company has revised its disclosure to discuss in greater detail the “on demand” nature of the three (previously two) outstanding promissory notes, how it anticipates repaying such notes, the anticipated timing of any repayment, and the impact on the Company if funding cannot be obtained. Additionally, the Company has revised this section and the Use of Proceeds section on page 11 to clarify that offering proceeds will not be used to repay these three outstanding promissory notes.

Executive Compensation, page 27

Summary Compensation Table, page 27

17.
Please revise to clarify that any amounts listed in the “Stock Awards” column of the “Summary Compensation” table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

Response: The Company has revised its disclosure to clarify that any amounts listed in the “Stock Awards” column of the “Summary Compensation” table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

18.
Please revise to include a footnote disclosing all assumptions made in the valuation of any stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Response: The Company has revised its disclosure in Footnote 6 of the unaudited financial statements and Footnote 5 of the audited financial statements to disclose all assumptions made in the valuation of any stock awards.  The Company valued the stock awards based upon the fair value of the services performed on the date of issuance.  There were no quoted market prices available on the date of grant.

Report of Independent Registered Public Accounting Firm, page 37

19.
Refer to our previous comment 37. Your opinion does not reference all financial statements presented as “audited” in your document. Specifically, the opinion paragraph references the balance sheets for December 31, 2010 and 2009, but only references the period from inception (May 1, 2009) through December 31, 2010 with regard to the results of operations and cash flows. If audited, the opinion should also separately reference the results of operations and cash flows for the year ended December 31, 2010 and for the year ended December 31, 2009. Please revise or advise, as appropriate.

Response: The Independent Registered Public Accounting Firm has revised its report to reference all financial statements presented as “audited” in your document.  Specifically, the Independent Registered Public Accounting Firm has revised its opinion paragraph to reference as “audited” the statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2010 and for the year ended December 31, 2009.

Hopefully, this enclosed response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated November 4, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

nycaMedia, Inc.

/s/ Michael Hawks
Michael Hawks
President, Secretary, Director